                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT

     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                               (AMENDMENT NO. 2)
                            ALLIANT TECHSYSTEMS INC.

                  (Name of Issuer and Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)
                         ------------------------------

                                  018804 10 4

                     (CUSIP Number of Class of Securities)
                         ------------------------------

                             DARYL L. ZIMMER, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                            ALLIANT TECHSYSTEMS INC.
                            600 SECOND STREET, N.E.
                            HOPKINS, MINNESOTA 55343
                                 (612) 931-6140

   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:
                            ROBERT A. PROFUSEK, ESQ.
                             JERE R. THOMSON, ESQ.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

                                November 6, 1998

     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION                                      AMOUNT OF FILING FEE
                     $215,600,000*                                                $43,120

* Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule O-11 thereunder. This amount assumes the purchase of 2,800,000 shares of Common Stock at $77 per share.

/ / Check box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number on the Form or Schedule and the date of its filing.

Amount previously paid: $43,120                Filing party: Alliant Techsystems Inc.
Form or registration no.: Schedule 13E-4       Date filed: November 6, 1998

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    The Issuer Tender Offer Statement on Schedule 13E-4, dated as of November 6,
1998 (the "Issuer Tender Offer Statement"), relating to the offer by Alliant Techsystems Inc. (the "Company") to purchase 2,800,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, par value $.01 per share (the "Shares"), at prices not in excess of $77.00 nor less than $67.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 1998, and in the related Letter of Transmittal (or similar materials distributed to participants in the Company's stock plans), which together constitute the "Offer," is hereby amended to incorporate the information included in the exhibit referred to below.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 is hereby amended to include the following additional exhibit:
    (a)(12) Text of Press Release issued by the Company on December 9, 1998.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule 13E-4 is true, complete and correct.

                                ALLIANT TECHSYSTEMS INC.

                                By:             /s/ DARYL L. ZIMMER
                                     -----------------------------------------
                                                  Daryl L. Zimmer
                                                 VICE PRESIDENT AND
                                                  GENERAL COUNSEL

December 9, 1998

                                       2
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                                 EXHIBIT INDEX

                                                                                                                   SEQUENTIALLY
                                                                                                                     NUMBERED
      EXHIBITS                                                                                                         PAGE
--------------------                                                                                             -----------------

(a)        (12)       Text of Press Release issued by the Company on December 9, 1998..........................

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